SHAREHOLDER MEETING

At a Special Meeting of Shareholders of the Fund, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Thursday, September 8, 2016, Fund shareholders of record as of the close of business on September 28, 2016 voted on the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

Shares Voted		         Shares Voted Against
In Favor		               or Abstentions
1,236,099	           		      66,109